Arisawa Manufacturing Co., Ltd.
Main Office: No.5-5, 1- Chome Minamihoncho
Joetsu- City, Niigata 943-8610 JAPAN
Tel: 81-25-524-5124 Fax: 81-25-524-1117

November 28, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Re: Arisawa Manufacturing Co., Ltd. Rule 12g3-2(b) - File No. 82-4620

Arisawa Manufacturing Co., Ltd.
1-5-5 Minamihoncho,
Joetsu City, Niigata 943-8610
JAPAN

To Whom It May Concern:

Enclosed please find the following documents:

- **QUARTERLY REPORT**
  (Second Quarter of the 61st Term) From July 1, 2008 to September 30, 2008

These releases are to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Kouji Ohta

Kouji Ohta
Arisawa Manufacturing Co.,Ltd.
General Affairs
Tel: 81-25-524-5124
Fax: 81-25-524-1117

QUARTERLY REPORT

(Second Quarter of the 61st Term)

From July 1, 2008
to September 30, 2008

ARISAWA MFG. CO., LTD.

E01152

TABLE OF CONTENTS

Cover Page

Type of Submitted Document:	Quarterly Report
Authoritative Text:	Financial Instruments and Exchange Law, Article 24-4-7, paragraph 1
Submitted to:	Chief of Kanto Financial Affairs Bureau
Date of Submission:	November 14, 2008
Quarterly Accounting Period:	Second Quarter of the 61st Term (from July 1, 2008 to September 30, 2008)
Name of Company:	Kabushiki Kaisha Arisawa Seisakusho
English Translation of Company Name:	Arisawa Mfg. Co., Ltd.
Name and Title of Representative:	Sanji Arisawa, President and Chief Executive Officer
Location of Principal Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Affairs Department Manager
Nearest Liaison Office:	5-5, Minami Honcho 1-chome, Joetsu City, Niigata Prefecture
Telephone Number:	(025) 524-5124
Contact Person:	Koji Ohta, General Affairs Department Manager
Places where Copies of Quarterly Report Are Available for Public Inspection:	Arisawa Mfg. Co., Ltd., Tokyo Branch Office (12-5, Yanagibashi 2-chome, Taito-ku, Tokyo) Arisawa Mfg. Co., Ltd., Osaka Branch Office (Konishi Nissei Building 11th Floor, 12-12, Minami Senba 4-chome, Chuo-ku, Osaka) Tokyo Stock Exchange (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)

PART I. INFORMATION ABOUT THE BUSINESS

1. General Conditions of Business

1. Changes in Principal Business Indicators, etc.

Term	61st Term Second Quarter Consolidated Aggregate Period	61st Term Consolidated Second Quarter	60th Term
Accounting Period	From April 1, 2008 to September 30, 2008	From July 1, 2008 to September 30, 2008	From April 1, 2007 to March 31, 2008
Sales (¥ millions)	18,659	9,929	40,697
Ordinary profits (¥ millions)	606	107	2,827
Net profit (¥ millions)	460	36	1,119
Net assets (¥ millions)	---	42,536	42,847
Total assets (¥ millions)	---	54,709	55,248
Net asset per share (¥)	---	1,211.77	1,221.91
Net profit per share (¥)	13.16	1.06	31.98
Fully diluted net profit per share (¥)	13.14	1.05	31.95
Net worth ratio (%)	---	77.5	77.4
Cash flows from operating activities (¥ millions)	1,589	---	5,074
Cash flows from investing activities (¥ millions)	Δ4,044	---	Δ3,165
Cash flows from financing activities (¥ millions)	353	---	Δ1,009
Cash and cash equivalents at end of period (¥ millions)	---	2,774	4,856
Number of employees	---	996	992

Note: 1. As the Company prepares quarterly consolidated financial statements, the changes in principal business indicators, etc., of the Submitting Company are not described.
2. Consumption tax not included in sales amounts.

2. Details of Business

There has been no material change in information regarding business lines of our Group (the Company and its affiliated companies) during the current consolidated second quarter. Also, there has been no material change in major affiliated companies.

3. Status of Affiliated Companies

There has been no material change in important affiliated companies during the current consolidated second quarter.

4. Status of Employees

(1) Status of Consolidated Companies

(as of September 30, 2008)

Number of Employees	996

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

(2) Status of the Submitting Company

(as of September 30, 2008)

Number of Employees	708

Note: The number of employees indicates full-time employees and does not include part-time and temporary employees.

2. Status of Business

1. Status of Manufacturing, Receipt of Orders and Sales

Our Group (the Company and its consolidated subsidiaries) has many different categories of products manufactured and sold, in widely differing areas, and even products of the same type are not necessarily the same in their volume, construction, form or other elements. There are also products which are not manufactured on a produce to order basis, and we do not indicate production volume or order volume in monetary amounts or quantities for business segment.

For this reason we have indicated the relationships for performance for each business segment in "3. Analysis of Financial Conditions and Business Results" with respect to the status of manufacturing, receipt of orders and sales.

The following states the amount of sales by major customer and its percentage of total sales during the current consolidated second quarter.

Customer	Current consolidated second quarter (From July 1, 2008 to September 30, 2008)	
	Amount (¥1,000)	Ratio (%)
Sumitomo Shoji Chemicals Co., Ltd	2,890,157	29.1
Mitsui & Co., Ltd.	998,247	10.0

Note: The amounts in the above table do not include consumption tax.

2. Important Agreement for Operation, etc.

In the current consolidated second quarter, no decision on or execution of important agreement for operation, etc., was made.

3. Analysis of Financial Conditions and Business Results

(1) Status of Business Results

For the Japanese economy in the current consolidated second quarter, concerns about a slowdown have grown due to soaring raw material prices including crude oil, and the financial crisis triggered by the sub-prime loan problems.

Under such circumstances, our Group (the Company, its consolidated subsidiaries and companies to which the equity method applies) has concentrated business resources in the electronic materials field, focusing on materials for flexible printed circuit boards to make efforts at increasing sales and reducing costs.

For the business results in the current consolidated second quarter, net sales were ¥9,929 million, operating profit was ¥636 million, ordinary profit was ¥107 million and quarterly net profit was ¥36 million.

The results by business segment are as follows.

In the electronic materials field in the business of manufacturing and sales of industrial materials, etc., net sales were ¥6,474 million, mainly from the sales of flexible printed circuit boards, core products (orders received: ¥6,465 million, production output: ¥4,541 million, non-consolidated basis of the Submitting Company).

In addition, in the display materials field, net sales were ¥826 million, in the electric insulation materials field, net sales were ¥902 million, and in the industrial application structural materials field, net sales were ¥1,084 million and for related products, net sales were ¥589 million.

In other segments, net sales were ¥51 million.

For segment business results by region, statement of segment information by region is not included as sales in Japan account for over 90% of the total sales of all segments.

It should also be noted that the amounts of sales, receipt of orders and the like stated in this section do not include the amount for consumption tax, etc.

(2) Status of Cash Flows

Cash and cash equivalents (hereinafter referred to as the "Funds") at the end of the current consolidated second quarter were ¥2,774 million.

The following is the status of each cash flow category and their major factors in the current consolidated second quarter.

(Cash Flow from Operating Activities)

Cash flow from operating activities recorded an inflow of Funds of ¥591 million. This was mainly due to recording of depreciation of ¥621 million and investment loss of ¥436 million by the equity method and to a decrease as a result of an increase in accounts receivable of ¥794 million.

(Cash Flow From Investing Activities)

For cash flow from investing activities, outflow of Funds was ¥3,216 million. This was mainly due to expenditure of ¥2,949 million for acquisition of tangible fixed assets.

(Cash Flow from Financing Activities)

Cash flow from financing activities recorded an inflow of Funds of ¥898 million. This was mainly due to revenue of ¥1,000 million from long-term borrowings.

(3) Business and Financial Tasks to be Tackled

There was no significant change in the tasks to be tackled by our Group in the current consolidated second quarter.

In this regard, the Company provides for the basic policy for how the person controlling financial and business policies should be and the contents (the matters set forth in each item of Article 127 of the Enforcement Rules of the Corporation Law) are as follows.

1) Effective use of the contents of the basic policy and the assets of the Company and formulation of appropriate corporate group as well as the efforts for realization of other basic policies.

The Company since its incorporation in 1909, has made efforts at technological innovation and product development while consistently responding to user needs as well as addressing improvements in corporate value by developing unique technologies integrating weaving, coating and molding under an environment of favorable labor relations. The Company's Board of Directors believes that the company is always obligated to continue to develop along its historical path of accumulating technologies as well as understanding such corporate value and fostering improvement of this corporate value over the long run.

Based on the above, our Group aims at enhancing profitability by creating new businesses and markets, prioritizing safety and quality as our objectives under the corporate policies based on the philosophy of "Creation, Innovation and Challenge."

2) Efforts for preventing control by inappropriate persons of decisions on financing and corporate policies of the Company

We have witnessed such takeover methods across stock markets recently, through forceful acquisition of large block share buyouts without sufficient explanation or consultation with shareholders of a targeted company or its top management. Not a few of these buyouts can be regarded as leading to loss of corporate value, forced sale of large block shares or violation of shareholder interests.

We have determined that it is necessary to secure the disclosure of necessary and sufficient information and a period for examination and consideration of a takeover bid by presenting rules and procedures to be complied with by a takeover bidder through Company developed countermeasures for acquisition of large block shares of the Company (hereinafter referred to as the "Rules"), and obtained approval for the Rules at the 59th ordinary general meeting of shareholders held on June 28, 2007.

Under the Rules, in the event that implementation of countermeasures has been approved at the general meeting of shareholders, etc., to confirm the will of shareholders, and that a bidder or proposer who seeks a takeover (hereinafter collectively referred to as a "Takeover Bidder") does not comply with the Rules or that it is clear a large block acquisition of shares of the Company and similar acts or proposals (hereinafter collectively referred to as a "Takeover") will destroy corporate value, countermeasures shall be implemented in accordance with the Rules.

(For the details of the Rules, please refer to the website of the Company at http:www.arisawa.co.jp/)

3) That the said efforts in accordance with the basic policy do not encroach on the corporate value of the Company and the common interest of shareholders and that they do not aim at maintaining the status of officers.

The Board of Directors of the Company believes that while the company's shares have been listed on the stock exchange and investors can freely trade shares of the company, a large block acquisition of shares of the Company against the will of the Board of Directors of the Company or a takeover bid accompanying the transfer of control of the Company should not be denied if such actions contribute to the interest of all shareholders through an improvement in corporate value, and a final judgment

should be made by all shareholders of the Company.

If such Takeover is made, in order for shareholders to make an appropriate judgment, we think it is best to have the Takeover Bidder provide detailed information and disclose sufficient information to shareholders as well as having the Board of Directors of the Company express its opinions which will in turn allow the shareholders to directly express their opinions at the general meeting of shareholders, etc., on which proposal is best suited to securing and improving corporate value and the common interest of the shareholders, and the Rules provide for as follows.

a. Judgment by direct resolution of shareholders

The Rules are to confirm directly the will of shareholders on approval or disapproval of a takeover bid by a Takeover Bidder except for noncompliance of the Rules by the Takeover Bidder, etc. In confirmation of the will of shareholders, it is almost impossible for the Directors to make individual solicitation for the protection of their own interests and there is no room for arbitrary intention of the Directors.

b. Restrictions on implementation of countermeasures by the judgment of the board of directors

It is restricted to the cases where the violation of the Rules or destruction of corporate value and the common interest of shareholders are clear that a countermeasure can be implemented by the Board of Directors of the Company without confirming the will of shareholders, and so-called "Sunset-clause," which limits the term of the Rules to two (2) years, is also attached.

Therefore, the Board of Directors of the Company believes that the "Basic Policy for Control of the Company" is the efforts for securing the corporate value of the Company and the common interest of shareholders and that it shall not impair the common interest of shareholders.

(4) Research and Development Activities

Amount of expenses for research and development activities of the entire Group in the current consolidated second quarter was ¥628 million.

In this regard, there was no significant change in the status of research and development activities of our Group in the current consolidated second quarter.

3. Status of Facilities

(1) Status of Major Facilities

There was no significant change in major facilities during the current consolidated second quarter.

(2) Plan of New Installation and Retirement, etc., of Facilities

In the current consolidated second quarter, a material change occurred to the planned construction of important new facilities as of the end of the consolidated first quarter, which is as follows.

Start of construction of electronic materials manufacturing facilities of Arisawa Fiber Glass Co., Ltd. in the business of manufacturing and sales of industrial materials, etc., was postponed until April 2009 by partial change of the plan based on a review of demand trends, etc.

4. Status of the Submitting Company

1. Status of Shares, etc.

(1) Total Number of Shares, etc.

1) Total number of shares

Class	Authorized number of shares to be issued
Common Stock	130,000,000
Total	130,000,000

2) Shares issued

Class	Number of shares issued and outstanding at the end of the second quarter (as of September 30, 2008)	Number of shares issued and outstanding as of the date submitted (as of November 14, 2008)	Name of financial instruments exchange where listed or the name of registered and authorized financial instruments firms association	Contents
Common Stock	34,992,424	34,994,424	Tokyo Stock Exchange (First Section Market)	---
Total	34,992,424	34,994,424	---	---

Note: In the column "Number of shares issued and outstanding as of the date submitted," the number of shares issued by the exercise of new share subscription rights during the period from November 1, 2008 through the submitting date of this quarterly report is not included.

(2) Status of New Share Subscription Rights, etc.

New share subscription rights issued under the former Commercial Code were as follows.

1) Resolution at the Ordinary General Meeting of Shareholders as of June 29, 2004

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	1,292
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	129,200
Amount to be paid-in upon exercise of the new share subscription rights (yen)	4,393
Exercise period of the new share subscription rights	July 1, 2006 through June 30, 2009
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 4,393 Paid-in Capital Amount 2,197
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	---

2) Resolution at the Ordinary General Meeting of Shareholders as of June 29, 2005

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	348
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	34,800
Amount to be paid-in upon exercise of the new share subscription rights (yen)	1
Exercise period of the new share subscription rights	August 1, 2005 through July 31, 2025
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 1 Paid-in Capital Amount 1
Terms and conditions to exercise the new share subscription rights	(1) Eligible persons may exercise the new share subscription rights only at the time of their retirement from office of directors of the Company; provided, however, that the eligible persons may exercise the new share subscription rights during the period between the following day of the date of retirement (hereinafter referred to as the "Commencement Date of Exercising Right") and the date elapsing ten (10) days from the Commencement Date of Exercising Right. (2) In the event that the eligible person has died, among his/her heirs, only the spouse, children and direct ancestors of the first degree may exercise the new share subscription rights; provided, however, that heirs may exercise the new share subscription rights during the period between following day of the retirement of the eligible person by death and the date elapsing three (3) months from that date.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	---

Note: It was granted in lieu of payment of money to the directors of the Company whose termination of the retirement bonuses was approved at the 56th ordinary general meeting of shareholders (June 29, 2004).

3) Resolution at the Ordinary General Meeting of Shareholders as of June 29, 2005

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	1,413
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	141,300
Amount to be paid-in upon exercise of the new share subscription rights (yen)	2,637
Exercise period of the new share subscription rights	July 1, 2007 through June 30, 2010
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 2,637 Paid-in Capital Amount 1,319
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of the affiliated companies of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	---

New share subscription rights issued under the Corporation Law were as follows.

1) Resolution at the Ordinary General Meeting of Shareholders as of June 29, 2006

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	1,807
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	180,700
Amount to be paid-in upon exercise of the new share subscription rights (yen)	1,810
Exercise period of the new share subscription rights	July 1, 2008 through June 30, 2011
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 2,243 Paid-in Capital Amount 1,122
Terms and conditions to exercise the new share subscription rights	Being an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	---

2) Resolution at the Ordinary General Meeting of Shareholders as of June 28, 2007

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	2,000
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	200,000
Amount to be paid-in upon exercise of the new share subscription rights (yen)	1,187
Exercise period of the new share subscription rights	July 1, 2009 through June 30, 2012
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 1,480 Paid-in Capital Amount 740
Terms and conditions to exercise the new share subscription rights	Being an officer or an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	In the event that a merger contract in which a Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent approves the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.

3) Resolution at the Ordinary General Meeting of Shareholders as of June 27, 2008

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	430
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	43,000
Amount to be paid-in upon exercise of the new share subscription rights (yen)	743
Exercise period of the new share subscription rights	July 1, 2010 through June 30, 2013
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 917 Paid-in Capital Amount 459
Terms and conditions to exercise the new share subscription rights	Being an officer of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	In the event that a merger contract in which a Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent approves the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.

4) Resolution at the Ordinary General Meeting of Shareholders as of June 27, 2008

	At the end of the second quarter (as of September 30, 2008)
Number of new share subscription rights	2,267
Number of treasury new share subscription rights out of new share subscription rights (unit)	---
Class of shares to be subject to new share subscription rights	Common Stock
Number of shares to be subject to new share subscription rights	226,700
Amount to be paid-in upon exercise of the new share subscription rights (yen)	743
Exercise period of the new share subscription rights	July 1, 2010 through June 30, 2013
Issue price and paid-in capital amount per share to be issued upon exercise of the new share subscription rights (yen)	Issue Price 917 Paid-in Capital Amount 459
Terms and conditions to exercise the new share subscription rights	Being an officer or an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Provisions concerning the transfer of the new share subscription rights	Transfer of the new share subscription rights must be approved by the Board of Directors.
Matters concerning substitute payment	---
Matters concerning issue of new share subscription rights in connection with reorganization	In the event that a merger contract in which a Company is a defunct company has been approved, or that a proposal for approval of a stock swap agreement in which the Company becomes a wholly owned subsidiary or a proposal for a transfer of stocks has been approved at a general meeting of shareholders, except as the surviving company or the wholly owning parent approves the obligation to grant new share subscription rights, the Company may acquire the New Share Subscription Rights without consideration.

(3) Details of Rights Plan

No applicable matter.

(4) The Change in Total Number of Shares Issued, Capital, etc.

Date	Number of shares issued and outstanding		Capital (in thousands of yen)		Capital reserves (in thousands of yen)	
	Change	Balance	Change	Balance	Change	Balance
July 1, 2008 through September 30, 2008 (Note)	2,300	34,994,424	2	7,117,256	---	6,229,282

Note: Increase due to exercise of new share subscription rights.

(5) Status of Major Shareholders

As of September 30, 2008

Full name or corporate name	Address	Number of shares held	Ratio of shares held to total number of shares issued and outstanding (%)
Taiyo Pearl Fund LP (Standing Agent: Citibank Japan Ltd.)	C/O WALKERS SPV LIMITED, WALKER HOUSE, 87 MARY ST. GEORGE TOWN, GRAND CAYMAN KY1-9002, CAYMAN ISLANDS (3-14 Higashi-Shinagawa 2-chome, Shinagawa-ku, Tokyo)	3,289,300	9.39
Mitsubishi Gas Chemical Co., Ltd.	5-2 Marunouchi 2-chome, Chiyoda-ku, Tokyo	1,472,166	4.20
Japan Trustee Services Bank, Ltd. (Trust account)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	1,098,500	3.13
Japan Trustee Services Bank, Ltd. (Trust account 4G)	8-11 Harumi 1-chome, Chuo-ku, Tokyo	1,037,000	2.96
Hachijuni Bank, Ltd. (Standing Agent: The Master Trust Bank of Japan, Ltd.)	178-8 Nakagosho Okada, Nagano City, Nagano Prefecture (11-3 Hamamatsu-cho 2-chome, Minato-ku, Tokyo)	1,000,930	2.86
Arisawa Kenko Ltd.	3-11-44 Nishishiro-cho, Joetsu City, Niigata Prefecture	804,238	2.29
Eiichi Arisawa	Joetsu City, Niigata Prefecture	763,446	2.18
The Daishi Bank, Ltd. (Standing Agent: The Master Trust Bank of Japan, Ltd.)	1071-1 7-bancho, Higashiborimaedori, Chuo-ku, Niigata City, Niigata Prefecture (11-3 Hamamatsu-cho 2-chome, Minato-ku, Tokyo)	628,903	1.79
The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Electric Corporation's Account)	11-3 Hamamatsu-cho 2-chome, Minato-ku, Tokyo	530,536	1.51
The Master Trust Bank of Japan, Ltd. (Trust account)	11-3 Hamamatsu-cho 2-chome, Minato-ku, Tokyo	487,500	1.39
Total	---	11,112,519	31.75

Note: Number of shares held by Mitsubishi Gas Chemical Co., Ltd. includes 966,306 shares that have been contributed as the trust property of employee retirement funds by Mitsubishi Gas Chemical Co., Ltd. (Name in the registry of shareholders is "The Master Trust Bank of Japan, Ltd. (Employee retirement funds account and Mitsubishi Gas Chemical Company's Account)."

(6) Status of Voting Rights

1) Shares issued and outstanding

As of September 30, 2008

Category	Number of Shares	Number of Rights	Remarks
Shares without voting rights	---	---	---
Shares with restricted voting rights (treasury stock, etc.)	---	---	---
Shares with restricted voting rights (other)	---	---	---
Shares with full voting rights (treasury stock, etc.)	Common Stock 700	---	---
Shares with full voting rights (other)	Common Stock 34,844,200	348,442	---
Odd stocks	Common Stock 149,524	---	---
Total number of shares issued and outstanding	34,994,424	---	---
Total number of voting rights of shareholders	---	348,442	---

Note: 600 shares and 6 rights held in the name of Japan Securities Depository Center, Inc. are included in Number of Shares and Number of Rights of Shares with full voting rights (other), respectively.

2) Treasury Stocks, etc.

As of September 30, 2008

Full name or corporate name, etc., of holder		Number of shares held			Ratio of shares held to total number of shares issued and outstanding (%)
Full name or corporate name	Address	In own name	In other's name	Total	
Arisawa Mfg. Co., Ltd.	5-5 Minami Honcho 1-chome, Joetsu City, Niigata Prefecture	700	---	700	0.00
Total	---	700	---	700	0.00

2. Share Price Movement

The highest/lowest share prices during the current quarter aggregate period:

Month	April 2008	May 2008	June 2008	July 2008	August 2008	September 2008
High (¥)	817	755	758	727	745	683
Low (¥)	730	680	673	653	653	508

Note: Highest and lowest share prices are those on the 1st Section Market of Tokyo Stock Exchange.

3. Status of Officers

There are no changes to Officers from the date of submission of Financial Report for the previous fiscal year through the date of submission of the current Quarterly Report.

5. Status of Accounting

1. Method of Preparation of Quarterly Consolidated Financial Statements

The quarterly consolidated financial statements of the Company are prepared in compliance with the "Regulations Concerning Terms, Forms and Preparation Method of Quarterly Consolidated Financial Statements" (Cabinet Office Ordinance No. 64, 2007; hereinafter referred to as "Regulations for Quarterly Consolidated Financial Statements").

2. Certification of Auditing

The Company received a quarterly review of quarterly consolidated financial statements for the current consolidated second quarter (from July 1, 2008 to September 30, 2008) and the current second quarter consolidated aggregate period (from April 1, 2008 to September 30, 2008) by Ernst & Young ShinNihon LLC under the provision of Article 193-2, paragraph 1 of the Financial Instruments and Exchange Law.

1. Quarterly Consolidated Financial Statements

(1) Quarterly Consolidated Balance Sheet

(Unit: thousand yen)

		End of the Current Consolidated Second Quarter (as of September 30, 2008)		Consolidated Condensed Balance Sheet for the End of the Previous Consolidated Fiscal Year (as of March 31, 2008)
Assets				
Current Assets				
Cash and deposits		3,909,000		5,871,007
Trade notes & accounts receivable		9,845,551		10,228,577
Merchandise		127,197		112,068
Finished goods		265,912		222,183
Semi-finished goods		3,091,296		3,022,017
Raw materials		1,884,114		2,085,035
Work-in-progress		1,559,683		1,594,233
Other		1,561,532		1,318,285
Allowance for doubtful accounts		Δ153,180		Δ68,900
Total Current Assets		22,091,108		24,384,509
Fixed Assets				
Tangible Fixed Assets				
Buildings & structures (net)	*1	8,670,268	*1	7,537,094
Machinery, equipment and delivery equipment (net)	*1	5,450,581	*1	5,813,344
Other (net)	*1	4,289,617	*1	2,710,876
Total Tangible Fixed Assets		18,410,467		16,061,314
Intangible Fixed Assets				
Goodwill		75,926		87,940
Other		105,013		119,842
Total Intangible Fixed Assets		180,939		207,782
Investments and Other Assets				
Investment securities		13,260,847		13,947,008
Other		1,124,500		910,185
Allowance for doubtful accounts		Δ357,890		Δ262,489
Total Investment and Other Assets		14,027,457		14,594,705
Total Fixed Assets		32,618,864		30,863,802
Total Assets		54,709,973		55,248,312

(Unit: thousand yen)

		End of the Current Consolidated Second Quarter (as of September 30, 2008)		Consolidated Condensed Balance Sheet for the End of the Previous Consolidated Fiscal Year (as of March 31, 2008)
Liabilities				
Current Liabilities				
Trade notes & accounts payable		7,774,302		8,815,516
Short-term borrowings	*3	586,360	*3	390,000
Corporate income tax, etc., payable		196,040		135,216
Reserve for bonuses		508,417		572,749
Reserve for officers' bonuses		2,935		8,549
Other		2,194,612		2,317,687
Total Current Liabilities		11,262,668		12,239,718
Fixed Liabilities				
Long-term borrowings		765,080		---
Reserve for retirement allowance		27,950		27,773
Other		117,639		133,795
Total Fixed Liabilities		910,670		161,569
Total Liabilities		12,173,338		12,401,288
Net Assets				
Shareholders' Equity				
Capital		7,117,256		7,117,253
Capital surplus		6,229,282		6,229,282
Earned surplus		28,744,886		32,126,042
Treasury stock		Δ525		Δ3,211,749
Total Shareholders' Equity		42,090,898		42,260,829
Valuation and Translation Differences, etc.				
Other revaluation balance of securities		250,750		434,965
Foreign currency translation adjustments		62,715		61,604
Total Valuation and Translation Differences, etc.		313,465		496,569
New Share Subscription Rights		117,993		89,625
Minority interests		14,276		---
Total Net Assets		42,536,634		42,847,024
Total Liabilities and Net Assets		54,709,973		55,248,312

(2) Quarterly Consolidated Profit and Loss Statement

[Second quarter consolidated aggregate period]

(Unit: thousand yen)

		Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)
Sales		18,659,689
Cost of Goods Sold		15,929,044
Gross Profit on Sales		2,730,644
Selling, General & Admin. Expenses	*1	1,791,223
Operating Profit		939,421
Non-operating Income		
Interest received		15,733
Dividends received		18,718
Technical support fee		53,100
Rent income		36,347
Other		37,773
Total Non-operating Income		161,672
Non-operating Expenses		
Interest paid		5,653
Investment loss by equity method		314,025
Compensation expenses		44,139
Transfer to allowance for doubtful accounts		59,642
Other		71,420
Total Non-operating Expenses		494,882
Ordinary Profit		606,211
Extraordinary Profits		
Profit on sale of fixed assets		855
Profit on sale of investment securities		84,138
Other		5,959
Total Extraordinary Profits		90,953
Extraordinary Losses		
Loss on sale of fixed assets		486
Loss on retirement of fixed assets		13,545
Loss on impairment		2,110
Valuation loss on investment securities		15,158
Other		5,044
Total Extraordinary Losses		36,345
Net profit before taxes, etc.		660,819
Corporate income tax, etc.	*2	200,171
Minority interests in profit		197
Net profit		460,450

[Consolidated second quarter]

(Unit: thousand yen)

		Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)
Sales		9,929,652
Cost of Goods Sold		8,412,181
Gross Profit on Sales		1,517,471
Selling, General & Admin. Expenses	*1	880,483
Operating Profit		636,987
Non-operating Income		
Interest received		10,648
Dividends received		1,209
Rent income		17,629
Other		19,845
Total Non-operating Income		49,333
Non-operating Expenses		
Interest paid		4,340
Investment loss by equity method		436,264
Transfer to allowance for doubtful accounts		35,854
Other		102,713
Total Non-operating Expenses		579,173
Ordinary Profit		107,147
Extraordinary Profits		
Profit on sale of fixed assets		472
Profit on reversal of new share subscription rights		1,385
Other		173
Total Extraordinary Profits		2,031
Extraordinary Losses		
Loss on retirement of fixed assets		12,145
Loss on impairment		2,110
Other		302
Total Extraordinary Losses		14,557
Net profit before taxes, etc.		94,621
Corporate income tax, etc.	*2	57,498
Minority interests in profit		197
Net profit		36,925

(3) Quarterly Consolidated Cash Flow Statement

(Unit: thousand yen)

	Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)
Cash flow from operating activities	
Net profit before taxes, etc.	660,819
Depreciation costs	1,180,639
Loss on impairment	2,110
Amortization of good will	12,013
Stock compensation expenses	29,754
Profit on reversal of new share subscription rights	Δ1,385
Increase/decrease in allowance for doubtful accounts (Δ: decrease)	179,681
Increase/decrease in reserve for bonuses (Δ: decrease)	Δ64,331
Increase/decrease in reserve for officers' bonuses (Δ: decrease)	Δ5,613
Interest received and dividends received	Δ34,451
Interest paid	5,653
Exchange profit/loss (Δ: profit)	Δ24,392
Investment profit/loss by equity method (Δ: profit)	314,025
Profit/loss on changes in equity (Δ: profit)	Δ4,567
Profit/loss on sale of securities and investment securities (Δ: profit)	Δ84,138
Valuation profit/loss on investment securities (Δ: profit)	28,748
Profit/loss on sale of fixed assets (Δ: profit)	Δ369
Increase/decrease in accounts receivable (Δ: increase)	233,224
Increase/decrease in inventories (Δ: increase)	112,389
Increase/decrease in trades payable (Δ: decrease)	Δ1,041,213
Increase/decrease in consumption tax, etc., payable (Δ: decrease)	Δ19,237
Increase/decrease in other assets (Δ: increase)	Δ151,248
Increase/decrease in other liabilities (Δ: decrease)	65,684
Other	490
Subtotal	1,394,285
Interest and dividends received	301,028
Interest paid	Δ6,180
Corporate income tax, etc., paid	Δ99,867
Cash flow from operating activities	1,589,266

(Unit: thousand yen)

	Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)
Cash flow from investing activities	
Expenditure for placement in term deposits	Δ140,000
Revenue from refund of term deposits	20,000
Expenditure for acquisition of tangible fixed assets	Δ3,714,130
Revenue from sale of tangible fixed assets	2,994
Expenditure for acquisition of intangible fixed assets	Δ3,050
Expenditure for acquisition of investment securities	Δ250,287
Revenue from sale of investment securities	126,618
Expenditure for lending	Δ86,892
Other	298
Cash flow from investing activities	Δ4,044,448
Cash flow from financing activities	
Expenditure for repayment of short-term borrowings	Δ5,000
Revenue from long-term borrowings	1,000,000
Expenditure for repayment of long-term borrowings	Δ33,560
Expenditure for repayment of lease liabilities	Δ515
Expenditure for acquisition of treasury stock	Δ525
Dividends paid	Δ628,030
Proceeds from payments by minority shareholders	21,028
Other	Δ13
Cash flow from financing activities	353,382
Translation differences in cash and cash equivalents	19,792
Increase/decrease in cash and cash equivalents (Δ: decrease)	Δ2,082,007
Cash and cash equivalents at beginning of year	4,856,007
Cash and cash equivalents at end of quarter	* 2,774,000

[Changes in Substantial Underlying Matters for Preparation of Quarterly Consolidated Financial Statements]

	Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)
Changes in accounting standards	Application of Accounting Standard for Lease Transactions Finance lease transactions in which ownership is not transferred have been accounted in a similar method as lease transactions. In connection with the application of the following accounting standards to the quarterly consolidated financial statements for the consolidated fiscal year commencing after April 1, 2008, such accounting standards have been applied from the consolidated first quarter and finance lease transactions are accounted as ordinary purchase and sale transactions: "Accounting Standard for Lease Transactions" (Accounting Standards Board of Japan (ASBJ) Statement No. 13 (June 17, 1993 (Business Accounting Council, First Section), amended as of March 30, 2007)) and the "Guidance on Accounting Standard for Lease Transactions" (ASBJ Guidance No. 16 (January 18, 1994 (Japan Institute of Certified Public Accountants, Accounting System Committee), amended as of March 30, 2007)). For the depreciation method of lease assets in finance lease transactions in which ownership is not transferred, straight line method is adopted, where the period of a lease is set as the useful life and the salvage value is set at zero. For finance lease transactions in which ownership is not transferred, as for transactions commenced before April 1, 2008, an accounting method similar to that applied to ordinary lease transactions has been applied. As a result, there is no impact on operating profit, ordinary profit and quarterly net profit before taxes, etc., as compared to the previous method.

[Particular accounting applied to preparation of quarterly consolidated financial statements]

	Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)
Calculation of tax expenses	For tax expenses, the effective tax rate is reasonably estimated after application of tax effect accounting for net profit before taxes in the consolidated fiscal year, including the current consolidated second quarter and these are calculated by multiplying the quarterly net profit before taxes by the estimated effective tax rate. In this regard, adjustment of corporate income tax, etc., is included in the corporate income tax, etc.

[Notes]

(Notes to Related Quarterly Consolidated Balance Sheet)

<table>
<tr><th>End of the Current Second Quarter
(as of September 30, 2008)</th><th>End of the Previous Consolidated Fiscal Year
(as of March 31, 2008)</th></tr>
<tr><td>*1 Accumulated depreciation of tangible fixed assets is ¥26,886,349 thousand.</td><td>*1 Accumulated depreciation of tangible fixed assets is ¥25,833,533 thousand.</td></tr>
<tr><td>2 Liabilities on guarantee
(1) Liabilities on guarantee for deposit money deposited in connection with transfer of business
SURFCO HAWAII, INC. ¥18,124,000
(2) ---</td><td>2 Liabilities on guarantee
(1) Liabilities on guarantee for deposit money deposited in connection with transfer of business
SURFCO HAWAII, INC. ¥17,533,000
(2) Liabilities on guarantee for purchase debt of a company other than the consolidated subsidiaries from the clients
ARISAWA MANUFACTURING (DALIAN) CO., LTD. ¥31,581,000</td></tr>
<tr><td>*3 The Submitting Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated second quarter:
(in thousands of yen)
Total amount of current account overdrafts 5,450,000
Draw-downs 190,000
Net 5,260,000</td><td>*3 The Submitting Company has executed an overdraft agreement with five correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year:
(in thousands of yen)
Total amount of current account overdrafts 5,450,000
Draw-downs 190,000
Net 5,260,000</td></tr>
</table>

(Notes to Related Quarterly Consolidated Profit and Loss Statement)

Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)

*1 Major items and amount of selling, general and administration expenses are as follows.

	(in thousands of yen)
Freight and packaging expenses	355,115
Salaries, allowances and bonuses	370,455
Transfer to reserve for bonuses	104,450
Transfer to reserve for officers' bonuses	2,935
Transfer to reserve for retirement allowance	15,275
Transfer to allowance for doubtful accounts	123,098

*2 For tax expenses in the current second quarter consolidated aggregate period, adjustment of corporate income tax, etc., is included in "corporate income tax, etc." as the accounting particular to preparation of quarterly consolidated financial statements is applied.

Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)	
*1 Major items and amount of selling, general and administration expenses are as follows.	
	(in thousands of yen)
Freight and packaging expenses	184,324
Salaries, allowances and bonuses	184,527
Transfer to reserve for bonuses	56,016
Transfer to reserve for officers' bonuses	1,048
Transfer to reserve for retirement allowance	7,509
Transfer to allowance for doubtful accounts	30,205
*2 For tax expenses in the current consolidated second quarter, adjustment of corporate income tax, etc., is included in "corporate income tax, etc." as the accounting particular to preparation of quarterly consolidated financial statements is applied.	

(Notes to Related Quarterly Consolidated Cash Flow Statement)

Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)	
* Relationship between the final figures of cash and cash equivalents at end of quarter and the amounts of items shown on the quarterly consolidated balance sheets.	
	(as of September 30, 2008)
	(in thousands of yen)
Cash and deposits	3,909,000
Fixed term deposits for a term longer than three months	Δ1,135,000
Cash and cash equivalents	2,774,000

(Notes to Related Shareholders' Equity, etc.)

End of the Current Consolidated Second Quarter (as of September 30, 2008) and the Current Second Quarter Consolidated Aggregate Period (from April 1, 2008 to September 30, 2008)

1. Types and Total Number of Outstanding Shares

   Common stock 34,994,424 shares

   Note: Number of outstanding shares decreased 1,557,505 shares due to the retirement of treasury stocks as of June 27, 2008 and the treasury stocks decreased ¥3,211,749 thousand by the resolution of the Board of Directors' meeting held on May 23, 2008.

2. Types and Number of Shares of Treasury Stock

   Common stock 745 shares

3. Matters concerning New Share Subscription Rights, etc.

   New share subscription rights as stock option

   Balance of new share subscription rights at the end of the consolidated second quarter:

   Parent ¥117,993 thousand

4. Matters concerning Dividends

Dividend Amount

(Resolution)	Type of stock	Total amount of dividends (thousand yen)	Dividend per share (yen)	Record date	Effective date	Underlying assets of dividends
Ordinary general meeting of shareholders held on June 27, 2008	Common stock	629,858	18.00	March 31, 2008	June 30, 2008	Earned surplus

(Segment Information)

[Segment Information by Business Category]

Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008) and Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)

As either of sales and operating profit of manufacture and sales business of industrial materials, etc., accounts for over 90% of the total sales and total operating profit of all segments, respectively, statement of segment information by business category is not included.

[Segment Information by Region]

Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008) and Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)

As sales in Japan account for over 90% of the total sales of all segments, statement of segment information by region is not included.

[Overseas Sales]

Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	3,793,667	31,855	29,807	3,855,330
II Consolidated sales (in thousands of yen)				9,929,652
III Ratio of overseas sales in the consolidated sales (%)	38.2	0.3	0.3	38.8

Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	6,539,710	59,307	36,870	6,635,889
II Consolidated sales (in thousands of yen)				18,659,689
III Ratio of overseas sales in the consolidated sales (%)	35.1	0.3	0.2	35.6

Note: 1. The regions are segmented by proximity.

2. The respective regions are composed of the following countries.

Asia: Korea, China, Taiwan and Malaysia, etc.

North America: USA and Canada

3. Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.

(Notes to Related Securities)

End of the Current Consolidated Second Quarter (as of September 30, 2008)

Securities with market value in other securities are growing increasingly important in operation of business of the corporate group and significant changes occurred as compared to the end of the previous consolidated fiscal year.

(in thousands of yen)

	Acquisition Cost	Value shown on Quarterly Consolidated Balance Sheet	Balance
(1) Equity Shares	959,027	1,484,519	525,491
(2) Bonds			
Government bonds, local government bonds, etc.	---	---	---
Corporate bonds	---	---	---
Other	---	---	---
(3) Other	239,990	223,673	Δ16,317
Total	1,199,018	1,708,193	509,174

(Notes to Related Stock Option, etc.)

Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)

1. Amount of Expenses appropriated and Item in the Current Consolidated Second Quarter concerning Stock Option

   Stock compensation expenses in cost of goods sold, selling, general and administration expenses

   ¥11,724,000

2. Details of Stock Option granted in the Current Consolidated Second Quarter

	Compensation to Directors Stock option in 2008
Classification and number of persons to be granted	Directors of the Company: 8 persons
Number of stock options granted by type of stock	Common stock: 43,000 shares
Granted date	August 1, 2008
Condition for ascertained claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be a Director of the Company at the time of exercising the rights.
Subject period of service	From: August 1, 2008 To: June 30, 2010
Period for exercising rights	From: July 1, 2010 To: June 30, 2013
Right exercising price (yen)	743
Fair valuation unit price at the granted date (yen)	174

	Employees, etc. Stock option in 2008
Classification and number of persons to be granted	Employees of the Company: 222 persons Directors and employees of a subsidiary of the Company: 6 persons
Number of stock options granted by type of stock	Common stock: 226,700 shares
Granted date	August 1, 2008
Condition for ascertained claim	Condition for ascertained claim is not attached, but the condition for exercising the right is as follows: - To be an employee of the Company or a director or an employee of a subsidiary of the Company at the time of exercising the rights.
Subject period of service	From: August 1, 2008 To: June 30, 2010
Period for exercising rights	From: July 1, 2010 To: June 30, 2013
Right exercising price (yen)	743
Fair valuation unit price at the granted date (yen)	174

(Per Share Information)

1. Net asset per share

End of the Current Consolidated Second Quarter (as of September 30, 2008)		End of the Previous Consolidated Fiscal Year (as of March 31, 2008)	
Net asset per share	¥1,211.77	Net asset per share	¥1,221.91

2. Net profit per share, etc.

Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)		Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)	
Net profit per share	¥13.16	Net profit per share	¥1.06
Fully diluted net profit per share	¥13.14	Fully diluted net profit per share	¥1.05

Note: Net profit per share and fully diluted net profit per share are calculated on the basis of the following:

	Current Second Quarter Consolidated Aggregate Period (From April 1, 2008 to September 30, 2008)	Current Consolidated Second Quarter (From July 1, 2008 to September 30, 2008)
Net profit per share		
Net profit (in thousands of yen)	460,450	36,925
Amounts that are not attributable to common stock holders (in thousands of yen)	---	---
Net profit for common stocks (in thousands of yen)	460,450	36,925
Average number of shares during the period	34,992,909	34,993,876
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	---	---
Increase in number of common stocks	35,917	34,800
The outline of potential shares which were not included in the calculation of the amount of fully-diluted net profit per share due to the absence of dilutive effects and significantly changed from the end of the previous consolidated fiscal year.	---	---

(Important events after closing the accounts)
No applicable matters.

2. Other

No applicable matters.

PART II. INFORMATION ON GUARANTY COMPANIES OF THE SUBMITTING COMPANY, ETC.

No applicable matters.

Quarterly Review Report of Independent Auditor

November 13, 2008

To: Board of Directors
Arisawa Mfg. Co., Ltd.

Ernst & Young ShinNihon LLC

Shinji Tanabe [Seal]
Designated Limited Partner and Managing Partner,
Certified Public Accountant

Naoki Nomoto [Seal]
Designated Limited Partner and Managing Partner,
Certified Public Accountant

This Audit Corporation conducted, under the provision of Article 193-2, paragraph 1 of the Financial Instruments and Exchange Law, a quarterly review of the quarterly consolidated financial statements of Arisawa Mfg. Co., Ltd. listed in "Status of Accounting" for the consolidated second quarter (From July 1, 2008 to September 30, 2008) and the second quarter consolidated aggregate period (from April 1, 2008 to September 30, 2008) of the consolidated fiscal year from April 1, 2008 to March 31, 2009, consisting of a quarterly consolidated balance sheet, quarterly consolidated profit and loss statement and quarterly consolidated cash flow statement. Management holds responsibility for preparation of these quarterly consolidated financial statements and the responsibility of this Audit Corporation is to express our conclusions on these quarterly consolidated financial statements from an independent position.

This Audit Corporation conducted the quarterly review in accordance with the standards for quarterly review generally accepted in Japan. The quarterly review was mainly conducted by asking questions to the management and the persons responsible for the matters concerning finance and accounting, analytical procedures and other quarterly review procedures, which was conducted in accordance with procedures limited in comparison to the procedures for audit of annual financial statements, which is conducted in accordance with the audit standards generally accepted in Japan.

In the quarterly review conducted by this Audit Corporation, no matters were discovered in every material respect, which led us to believe that the above quarterly consolidated financial statements did not properly represent the financial conditions of Arisawa Mfg. Co., Ltd. and its consolidated subsidiaries as of September 30, 2008, business results for the consolidated second quarter and the second quarter consolidated aggregate period, and status of cash flow in the second quarter consolidated aggregate period ended as of the same day, in accordance with the standards for preparing quarterly consolidated financial statements generally accepted in Japan.

There exists no special interest between the Company and this Audit Corporation or the Managing Partners to be stated under the provisions of the Certified Public Accountant Law.

Note: 1. All matters in the above are copied electronically from the matters stated in the original quarterly review report. The original quarterly review report is kept separately by the Company (submitting company of the quarterly report).
2. XBRL data is not included in the scope of quarterly consolidated financial statements.

END